

January 21, 2011

Mr. James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Boulevard
Long Island City, NY 11101

      Re: Standard Motor Products, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 11, 2010
             File No. 001-4743

Dear Mr. Burke:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Kevin L. Vaughn
                        Accounting Branch Chief